Mail Stop 6010

November 2, 2006

Via Facsimile and U.S. Mail

Mr. John S. Edmunds
Chief Financial Officer
Trident MicroSystems, Inc.
3408 Garrett Drive
Santa Clara, CA   95054-2803

      Re: **Trident MicroSystems, Inc.**
              Item 4.02 Form 8-K
              Filed October 27, 2006
              File No. 0-20784

Dear Mr. Edmunds:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated October 27, 2006

Item 4-02(a). Non-Reliance on Previously Issued Financial Statements

1.   Please amend your filing to identify the financial statements and years or periods covered
        that should no longer be relied upon. Refer to the guidance in Item 4.02 under Section 4
        of Form 8-K.

*   *   *   *

        As appropriate, please amend your filing and respond to this comment within five
business days or tell us when you will provide us with a response. You may wish to provide us
with marked copies of the amendment to expedite our review. Please furnish a cover letter with
your amendment that keys your responses to our comment and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and responses to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the
    Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the
    Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comment on your filing.

        If you have any questions, please call David Burton at (202) 551-3626.

Sincerely,

David Burton
Staff Accountant